LIST OF EXHIBITS

Exhibit	Description of Exhibit
99.1 99.2	Joint Filing Agreement Certificate for TD
99.3	Secretary's Certificate for TD GUS
99.8	Consent and Waiver in Connection with the Statement Establishing And Fixing The Rights And Preferences of Series 2049-2 Muni-MultiMode Preferred Shares, dated July 15, 2025
99.9	Consent and Waiver in Connection with the Statement Establishing And Fixing The Rights And Preferences of Series 2049-3 Muni-MultiMode Preferred Shares, dated July 15, 2025